July 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street NE

Washington, D.C. 20549

Attn: Madeleine Mateo

Re:	Accelerant Holdings (the “Company”)

Registration Statement on Form S-1 (File No. 333-288435)

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we will take reasonable steps to secure adequate distribution of the Company’s Preliminary Prospectus dated July 18, 2025 to prospective underwriters, institutional investors, dealers, brokers, individuals and others prior to the requested effective time of the above-referenced Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on July 23, 2025 or as soon thereafter as practicable.

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Very truly yours,

MORGAN STANLEY & CO. LLC As representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Austin Sims
Name: Austin Sims
Title: Vice President

[Signature Page to Request for Acceleration of Effectiveness]